Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended

	2008	2009	2010	2011	2012	31-Mar-13
	($ in thousands)
Net Income (loss)	(280)	51,997	70,682	88,138	59,353	18,589
Add: Income taxes	1,090	730	404	1,221	1,194	342
Add: Fixed charges	102,772	115,946	103,779	79,114	79,020	19,744
Less: Interest capitalized	(83)	(105)	(186)	(357)	(145)	(35)

Earnings	103,499	168,568	174,679	168,116	139,422	38,641

Total interest expense	97,082	110,666	98,102	73,050	73,092	18,146
Interest component of rent expense-estimated	5,607	5,175	5,491	5,707	5,783	1,564
Interest capitalized	83	105	186	357	145	35

Total fixed charges	102,772	115,946	103,779	79,114	79,020	19,744

Ratio of earnings to fixed charges (1)	1.0.x	1.5.x	1.7.x	2.1.x	1.8.x	2.0.x

(1)

The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this calculation, earnings represents net income plus income taxes, fixed charges, less interest capitalized. Fixed charges represents the sum of interest expense (which includes amortization of premiums, discounts and capitalized expenses related to indebtedness), and the component of rental expense that we believe to be representative of the interest factor for those amounts (one-third of rental expense).